Exhibit 12

Penn Virginia Resource Partners, L. P.
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

	Year Ended December 31, 1998 1999 2000			January 1, 2001 through October 30, 2001	October 30, 2001 through December 31, 2001	Year Ended December 31, 2002	Nine Months Ended September 30, 2003

Earnings:
Pre-tax income	$13,171	$13,385	$16,842	$ 19,113	$ 3,677	$ 24,686	$ 15,942
Fixed charges	415	4,010	7,670	7,027	274	1,786	3,582
Total earnings	$ 13,586	$ 17,395	$24,512	$ 26,140	$ 3,951	$ 26,472	$ 19,524

Fixed Charges:
Interest Expense	$ -	$ -	$ -	$ -	$ 269	$ 1,758	$ 3,536
Interest expense affiliate	379	3,980	$ 7,670	$ 7,003	-	-	-
Rental Interest factor	36	30	29	24	5	28	46
Total Fixed Charges	$ 415	$ 4,010	$ 7,699	$ 7,027	$ 274	$ 1,786	$ 3,582

Ratio of Earnings to Fixed Charges	32.8x	4.3x	3.2x	3.7x	14.4x	14.8x	5.5x